UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
10 July 2009
Barclays PLC and
Barclays Bank PLC
(Names of Registrants)
1 Churchill Place
London E14 5HP
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
This Report is a joint Report on Form 6-K furnished by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

TABLE OF CONTENTS

EXHIBIT INDEX
SIGNATURES
Exhibit 1
Exhibit 2
EXHIBIT INDEX

Exhibit No.

1.	Circular to Barclays Shareholders and Notice of General Meeting of Barclays PLC to be held on August 6, 2009
2.	Stock Purchase Agreement by and among Barclays Bank PLC, Barclays PLC (solely for purposes of Section 6.16, Section 6.18 and Section 6.24 thereof) and BlackRock, Inc., dated as of June 16, 2009
The Stock Purchase Agreement furnished as Exhibit 2 hereto has been included to provide investors and security holders with information regarding its terms. It is not intended to be a source of financial, business or operational information, or provide any other factual information, about Barclays Bank PLC, Barclays PLC or BlackRock, Inc., or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Stock Purchase Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Stock Purchase Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by disclosures made for the purposes of allocating contractual risk between the parties to the Stock Purchase Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Barclays Bank PLC, Barclays PLC or BlackRock, Inc., or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Stock Purchase Agreement, which subsequent information may or may not be fully reflected in Barclays Bank PLC and/or Barclays PLC’s public disclosures.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC (Registrant)
Date: July 10, 2009	By:	/s/ Patrick Gonsalves
		Name:	Patrick Gonsalves
		Title:	Deputy Secretary

BARCLAYS BANK PLC (Registrant)
Date: July 10, 2009	By:	/s/ Patrick Gonsalves
		Name:	Patrick Gonsalves
		Title:	Joint Secretary